Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Claude Resources reacquires control of the Madsen, Red Lake project

    Toronto Stock Exchange Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Sept. 5 /CNW/ - Neil McMillan, President and CEO of Claude
Resources Inc. ("Claude"), is pleased to announce the Company has reacquired control of its Madsen exploration project in Red Lake, Ontario from Goldcorp
Canada Ltd., formerly Placer Dome (CLA) Limited, ("Goldcorp") effective
September 1, 2006. The project was under an option agreement ("Agreement")
with Goldcorp.
    The Agreement was due to expire on December 15, 2006. Claude and Goldcorp were unable to reach terms by which the latter would earn an interest in the property. In addition, Goldcorp is required to make a cash payment to Claude in lieu of fulfilling certain obligations relating to the remediation of infrastructure on the site.
    Claude's objective is to fully assess the potential for high grade gold mineralization on the Madsen property. The initial focus of exploration will be:

    <<
    -   De-watering of the Madsen shaft to provide underground access for drilling of extensions of the historic high grade number 8 zone plus other zones.
    -   Further drilling from surface to pursue historic targets including those developed by Placer Dome.
    >>

    The Madsen mine is the third largest producing gold mine in Red Lake history, behind only the Campbell mine and Dickenson mine - now jointly referred to as Goldcorp's Red Lake Gold Mines.
    Madsen produced over 2.4 million ounces of gold over its 40 year history and currently has a fully functional gold mill, 4,000 ft. deep shaft and permitted tailings pond. Claude owns this 10,500 acre project 100%.
    "We are very excited about reacquiring control of Madsen and intend to move immediately and very aggressively to demonstrate that Madsen can once again become a major producer in the prolific Red Lake gold camp," McMillan stated.

    Claude Resources Inc. is a gold and oil & gas producer with shares listed on both the Toronto Stock Exchange and the American Stock Exchange. The
Company's main revenue generating assets are the 100% owned Seabee gold mine, located in northern Saskatchewan, and working interests in oil & gas wells, an associated gas plant and gathering lines located in Alberta. The Company is in advanced stage exploration on its wholly-owned Porky Lake and Santoy gold properties, both within trucking distance of the Seabee gold mill.

    Cautionary Note Regarding Forward-Looking Information

    This release contains "forward-looking statements" that are based on
Claude Resources' expectations, estimates and projections as of the dates as of which these statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook",
"anticipate", "project", "forecast", "target", "believe", "estimate",
"expect", "intent", "should", "could", "planning" and similar expressions.
These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to gold price and foreign currency exchange rate volatility, and uncertainties and costs related to exploration and development activities, production rates and the cash and total costs of production, or the ability to obtain necessary permitting.
    A discussion of these and other factors that may affect Claude Resources'
actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources' forward-looking statements. These and other factors should be considered carefully with readers not placing undue reliance on such forward-looking statements. Claude Resources does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and CEO, Telephone:
(306) 668-7505, Facsimile: (306) 668-7500, E-mail:
clauderesources(at)clauderesources.com/
    (CRJ. CGR)

CO:  Claude Resources Inc.

CNW 14:35e 05-SEP-06